Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

FINAL TRANSCRIPT

Thomson StreetEventsSM

HOLX - Hologic at Nasdaq Investor Conference

Event Date/Time: Jun. 20. 2007 / 7:15 AM ET

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FINAL TRANSCRIPT

Jun. 20. 2007 / 7:15AM, HOLX - Hologic at Nasdaq Investor Conference

CORPORATE PARTICIPANTS

Jack Cumming

Hologic - Chairman, CEO

PRESENTATION

Unidentified Participant

The next company presentation is Hologic, Inc. Hologic is a leading developer, manufacturer, and supplier of premium diagnostic and medical imaging systems dedicated to serving the healthcare needs of women and a leading developer of innovative imaging technology for digital radiography and breast imaging.

Hologic is included in the Nasdaq Healthcare Index, Nasdaq Global Select Market Index, S&P’s SmallCap 600 Index, and Russell 2000 and 3000 Indices. Also, Fortune named Hologic to its list of 100 fastest-growing technology companies.

With us today is Jack Cumming, Chairman and CEO of Hologic. Mr. Cumming joined the company in 2000 after serving as the President and Managing Director of Health Care Markets Group, a strategic advisory and investment banking firm that he founded in 1984. Please join us in welcoming Mr. Jack Cumming.

Jack Cumming - Hologic - Chairman, CEO

Thank you. I’m overwhelmed by the showing today, especially on this beautiful day here in Zurich for the hundreds of you that have come out to welcome me.

I’m going to go through now the important disclaimers. The reason that we have 17 pages of disclaimers is because of the fact that the announcement of the Cytyc transaction adds several pages to what we’ve already shown.

First, I’d like to talk about Hologic. Then I want to talk about the merger of Cytyc and Hologic, which we’re very excited about.

Very briefly, Hologic started in 1986 and went public in 1990. The company started basically in the area of osteoporosis assessment and bone densitometry.

And the company grew substantially when Fosamax came out by Merck. The sales tripled. The company had $100 million in sales, $100 million in the bank, no debt, and decided that they wanted to diversify.

And they bought in 1999 a company by the name of Direct Radiography, which was started by DuPont, where DuPont spent over $100 million in developing filmless radiology, which was redefining how images would be taken without the need of film.

When Hologic bought the company in 1999, they made a strategic decision to say although digital radiography was what the product was designed for, it is mammography where the market was.

And they were very fortunate because in 2000, September of 2000, they bought a company called Trex. Trex was owned by Thermal Electron. And Trex had a company within it called LORAD, L-O-R-A-D. And at one time, LORAD was the leading mammography company in the United States.

As a matter of fact, it had 48% market share of the analog products. When we bought the company in 2000, it had 27% market share.

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FINAL TRANSCRIPT

Jun. 20. 2007 / 7:15AM, HOLX - Hologic at Nasdaq Investor Conference

The company was under a lot of pressure. It was under an auction process. And customers just weren’t buying the products at the time, waiting to see who the new owner was. So we had a lot of work ahead of us. I joined the company at that time.

And in the year 2003, we launched a product called Selenia, which was digital mammography. Now digital mammography was first launched by General Electric back in 2001.

They had had a two-year head start on the market followed by a company called Fischer Imaging, which we subsequently bought.

And this product that we launched really redefined digital because it used the patented technology from DuPont to create this digital plate for mammography that had the most outstanding image quality that the professionals had ever seen. And it remains that way today.

We have grown from the number three company in the U.S. market to the number one company. As of today, we have over 55% market share of digital today.

In 2006, we acquired three companies, Suros, which was a biopsy company, R2, the leader in computer-aided diagnosis or CAD, and a company called AEG of Germany, which coated our digital plates with selenium, which was a key ingredient.

And it was an acquisition made to protect our supply chain as there’s only two companies in the world that coat medical plates with selenium.

As you can see, in 2004, our sales were $229 million. It jumped to $288 million as digital mammography started to catch on the next year.

And then we had the DMIST trial, a government sponsored trial by the NIH that found that digital mammography was substantially better than analog.

The market took off. And in one year, from ‘05 to ‘06, our sales went from $288 million to $463 million. That momentum has continued, and this year, ending September 30th, we will do $720 million in sales. So the company has grown dramatically over the last several years.

We announced at the middle of last month that we were going to acquire Cytyc for $6.2 billion, which I will talk about as we go forward.

Very briefly, when we look at our revenues today, we can see that in Q2 our revenues were up 79% to $180 million.

Our pre-tax income was $34 million, which is up 94% over Q2. And a backlog of $216 million, which is up 41% or $63 million over the same quarter last year.

Mammography and breast health, this is the driver of the company. And I guess the two metrics are that in ‘06 we did $336 million made up of — the overwhelming percent of that, of course, is digital mammography.

That was up 77% over ‘05. And for the first half of ‘07, we’ve done $270 million in mammography, and that’s up 99%.

If you look at the $181 million total revenue that we did in Q2 of ‘07, $91 million of that, or 50%, was solely in digital mammography.

This is a scoreboard that gives you the penetration in the United States. Every single month the government puts out — the FDA puts out this report that says the total number of units in the United States is 13,400.

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FINAL TRANSCRIPT

Jun. 20. 2007 / 7:15AM, HOLX - Hologic at Nasdaq Investor Conference

That’s been very consistent. It’s been a replacement market for the last decade. And there are 8,800 facilities — and that’s down — that conduct mammography.

Today, there are 2,773 full-field units out there, or 20.6% penetration of the market today. 21% of the facilities, excuse me, conduct digital mammography.

That means we’ve got a very long runway in front of us. The 20% penetration — it’s been about 1% penetration per month for the last six or seven months.

There’s a lot of momentum behind it. The sales that we make today are generally multiple-unit sales. But when we started out in ‘03, it was one unit at a time.

Hospitals have learned today that they prefer to go all digital at once, convert all of their analog to digital versus going piecemeal and keep producing film and at the same time capturing images digitally.

It’s a prescription that doesn’t work. But now we’re seeing much more multiple-unit orders, which is of course driving revenue.

The next evolution of digital mammography—and remember, digital mammography was a massive change for an industry that for 30 years just did analog, pure x-ray. And now we’re in digital.

And now what we’re going to do is take this 2D image, and we’re going to take multiple projections of it, over 13 different images. We’re going to take 13 projections, and we’re going to produce, depending on the size of the breast, somewhere between 40 to 70 images.

We’re going to look at them in 1-mm slices. And what we’re going to be able to see is it’s going to help reduce the recall rate.

The recall rate is defined as when a woman comes in for her initial mammogram, she is called to come back a second time to have additional views done because the radiologist sees something that they really need to confirm, that either it needs to go to biopsy or the woman doesn’t need to go to biopsy.

And what they’re usually finding is superimposed parenchyma, architectural distortion just because of the nature of the breast itself. It is very, very difficult to be able to find these very small cancers.

o what we are doing is we are going to take these 13 exposures — the dose will be the same, by the way, as what dose is today for digital mammography, if not less. The compression would be less than what digital mammography is today also.

So we’re going to have a product that is not as painful — and it is a painful procedure — for the same to less dose. But we’re going to be able to take the breast, and we’re going to be able to leaf through it a slice at a time, much like CT, to be able to find these obscure, these very hidden cancers.

Now we have a slide here that will show you that. And you’ll have to look carefully because this is the image of the breast in 3D. It is slowly moving through. You really can’t see anything except the breast itself and the breast tissue.

But what you’re going to find here — soon you’ll see in this area some small masses that are going to come up. But past these is micro-calcification.

Now the fascinating thing here is if you had a breast that you went through 50 or 60 slices, for the first 30, you don’t see anything. And then from 31 to possibly 38, you see the masses. And then you see the micro-calcifications. And then they’ll disappear again.

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FINAL TRANSCRIPT

Jun. 20. 2007 / 7:15AM, HOLX - Hologic at Nasdaq Investor Conference

This is really going to—it’s going to provide a whole new model for physicians to be able to say the woman doesn’t need to come back. It’s going to be looking at the masses and be able to look to see if they’re rounded or if they’re ragged edges.

And hopefully — and that’ll have to be proven clinically — that it’ll be able to catch cancers earlier and more effectively than 2D today. But that again has to be done from a clinical standpoint.

But we will through our filing be able to legally substantiate that the recall rate will go down substantially, which creates so much anxiety for women and also costs the system money.

Throughout the years, the next several years, we’ll be doing additional clinical studies with tomosynthesis and PET tomosynthesis and contrast studies, fusing digital mammography with ultrasound.

The clinical studies, by the way, have been finished. The reader study has been finished. And now we’re going to be sending this data to a biostatistician and then sending it onto the FDA for approval. We hope to have approval by the end of this year and begin marketing the product next year.

Suros, we bought last year. We bought it when it’s running rate was about $35 million. At the end of this year, these biopsy products will record about $60 million, $63 million in sales.

So we’re getting 30%-plus growth in this through our channel. As you can see, it has a high gross margin of 65%. And 70% of the total revenues of this $60 million is from disposable income. And that’s not what we have in our Company.

We are, of the $700 and some odd million in sales this year, 90% will be from capital equipment. And only 10% will be from disposables.

There’s a new product we just introduced to be used with breast ultrasound. There are 600,000 core needle biopsies done per year. This is a market that we’re going to enter.

It is a product that we’re going to target at certainly mammographers and also breast surgeons. And this is where, of course, Cytyc is going to help us with their 58 direct salespeople.

If we also look on the right side of this slide, it shows that open surgical procedures, there’s 700,000 done a year in the OR, and there’s no need to do them there.

They can be done in offices. They can be done minimally invasive. There’s certainly a percent of those because of the location of that lesion that they should be done in an open surgical procedure.

However, because reimbursement drives the surgeon to the OR, that’s why they’re being done there instead of minimally invasive.

And we believe that through an education program through the OB/GYN, if we educate women on what the alternatives are that we’re going to see more biopsies done minimally invasive, which is certainly better for the woman. And it’s also better for their healthcare.

Now to talk about Cytyc, this is a very exciting opportunity for us.

When you look at this chart here, when we talk about a comprehensive women’s healthcare program, what we’re saying is when you think about a woman going into an OB/GYN, there are three tests that are done and mandated by congress to be reimbursed. One’s a Pap test. One is bone densitometry. And one is mammography.

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FINAL TRANSCRIPT

Jun. 20. 2007 / 7:15AM, HOLX - Hologic at Nasdaq Investor Conference

We’re going to appeal to and educate the OB/GYN on why it’s critical that they drive the utilization because it is not being done on a national basis, certainly in the United States, and for the rest of the world, it’s nowhere near where it should be.

In the U.S., there’s about 65% of the age-eligible women getting mammograms. But that’s every two years. 15% of women get bone density studies. 60,000 women in the U.S. die every single year from osteoporosis-related injuries. There are 300,000 hip fractures, 20% of them are going to die. And we’re not doing on any consistent basis bone density studies.

And it’s not being done because manufacturers have failed, like ourselves, to educate OBs on why it’s important their patients get it.

Although the pharmaceutical companies have done a lot of advertising about the benefits of using their drugs, it hasn’t helped in driving utilization. And we need to do that.

So we have the number one product for cervical cancer screening in the Cytyc ThinPrep product.

We have the number one product for breast screening, the number one product for stereotactic biopsies, number one for radiation therapy for partial breast irradiation, number one in screenings for osteoporosis, number one in endometrial ablation in the Cytyc NovaSure product, and the number one for pre-term labor.

So here you’re going to have a company with a significant platform across a continuum of women’s health with number one products.

The company strategy is to drive top-line growth for 20% for a long, long time. I can’t define a long, long time. I can define it as greater than one year.

And our goal is — for those that are analysts here that look at medical device companies that can produce year-in, year-out 20% growth are few and far between — we believe we can do it for a very long time. We’re growing certainly at over 40% right now.

With people looking at a Cytyc, when they say Cytyc is 20% or less, it’s because the Pap business is the business that has been relatively flat, the Pap test part. But the imager part has been growing.

But when you look at their acquisitions of the NovaSure business, the [proximal] business, which is now MammoCyte, the Adeza business, those are all growing at over 30%.

You’re buying the company for its growth, not because it has a great number one product that is, as everyone knows, throws off an incredible amount of cash, that’s just the benefit with it. But the growth products are all interventional products that we as a company are going to drive.

So we’re going to see top-line and bottom-line growth of 20%, number one position in the markets which we are today, continued innovation through organic growth.

We have two products right now in the pipeline, in the biopsy pipeline, that’ll be sold by the sales group from Cytyc. And we’re going to leverage the OB/GYN, as I said before.

We have 12 people calling on primary care today from Hologic. Cytyc has 230. We think we can drive bone densitometry a lot better with 230 than our 12 obviously.

And remember, this gatekeeper is going to talk about using biopsy products, minimally invasive, that you don’t need whole-breast radiation, that you can use partial-breast irradiation. They’re going to educate the women.

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FINAL TRANSCRIPT

Jun. 20. 2007 / 7:15AM, HOLX - Hologic at Nasdaq Investor Conference

So for screening tests, diagnostic tests, treatment, therapy, our goal is obviously to improve the outcomes. It is because when you think about breast health and you think about capturing the image, taking out the tissue, biopsying it, taking a product that can take out a benign fibroid adenoma, taking a product that can take out the cancer, taking a product that can then bring radiation therapy to that breast in a partial way, you will own breast health. And that certainly is what the goal of this company is.

This is what our sales force is going to look like in the United States. We have 104 people out of Hologic. The day the merger closes, we’ll have 440.

And as you can see, we break out in this slide the number of people by professional, like 77 radiology and imaging center sales specialists, 143 OB/GYNs, 110 people selling to gynecologists.

And this is the universe of people they call on. We will be a formidable force now in this market, where before we had 104 people.

When you look at the revenue mix, this is critical. Here’s a company, Hologic, that had 90% capital equipment, 10% disposables. The day we close, we’re 40% capital equipment and 60% consumables.

I mean, this is critical. Breast help becomes 40% of the sales. Diagnostics or Pap becomes 33%. And the interventional becomes 16%.

It is my belief that the interventional area will outgrow the diagnostics area from organic growth and add-ons to this area. There’s almost an unlimited number of good companies out there, small startups to middle-sized companies, that we can add to our portfolio of companies. We think we’ve got a lot of runway ahead of us.

Combined Company will be $1.4 billion in revenue. The economics of the deal were 0.52 shares and $16.50 for each Cytyc share. Hologic would own 45% at the close, and Cytyc would own 55%.

The Chairman of the Board will be Pat Sullivan, the CEO, President, and Chairman of Cytyc. There’ll be six Hologic Directors, five Cytyc Directors. I will be the CEO.

And we have to go through the customary shareholder approval, HSR approval, SEC approval, et cetera, et cetera. We’ve already filed for HSR. We will be filing our S-4 the 29th of June.

And we would hope to receive approval and close by sometime September, October. It totally depends on SEC and whether we receive any comments or not.

The permanent financing anticipated is a combination of pre-payable term loan and equity-linked securities. But the closing has been secured by a commitment letter from Goldman Sachs for the entire amount.

This is the way the Company looks from a combined financial standpoint — $436 million EBITDA and $1.4 billion in sales. We have been looking at this number. And as we have been able to focus on more of the synergies, we believe that number closes in on more like $490 million.

The goal of the Company going forward would be in fiscal ‘08 to be over $1.7 billion in sales, which is $2.35 to $2.40 per share, a gross margin of 65%.

Now remember, Hologic has a 46% gross margin today. At the close, we’ll be 60% gross margin. And a year out, we’ll be at 65%.

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FINAL TRANSCRIPT

Jun. 20. 2007 / 7:15AM, HOLX - Hologic at Nasdaq Investor Conference

The goal is obviously to drive the gross margin closer to the 75% that Cytyc enjoys today. And from a long-term outlook, as I said, the revenue growth is 20%, and the adjusted EPS is 20%.

And I do need to read the bottom. The adjusted EPS excludes the write off and amortization of acquisition-related intangibles and the related tax effect.

So summing up, we are going to create a global women’s health leader across a broad cross-section of gynecological and breast health markets, best in class technology, number one in every one of our categories, exclusive of one, expand our U.S. channel with our 440 salespeople, enhance presence in key international markets.

I don’t want to underplay this because we have a headquarters in Brussels that takes care of Europe and the Middle East.

But we are a distributor-based organization internationally. We have over 125 distributors internationally. Cytyc has 200 people internationally and 20 direct offices.

So we’re the exact opposite, which gives us many options going forward to improve our penetration, to improve our channel contacts, and to grow the company with more control.

So when you look at what this opportunity — it’s an integrated solution. It’s so elegant and yet simplistic.

We’re going to be offering screening, diagnostics, and therapeutics to the market with all number one products backed by an incredible channel with a company that is going to produce over $500 million in EBITDA a year first year.

So we see it as a powerful combination. We expect to have it approved. The long-term shareholders are certainly behind us in this venture. And we see a great future.

And with that, I would like to thank Nasdaq for this opportunity to be here today in Zurich and also yesterday in London. And I open this for questions. Maybe we don’t have time for questions. We do. Yes, sir.

QUESTIONS AND ANSWERS

Unidentified Audience Member

How does a smaller company like Hologic come to the conclusion that Cytyc (inaudible) and make a deal? (inaudible)

Jack Cumming - Hologic - Chairman, CEO

Is this being recorded? It is. Okay. Because I’ve made a joke about that. The companies have known each other for many years. The companies are only 15 miles apart.

You can’t help but pick up the paper in the Boston area without reading about Cytyc and all the things that they’ve done over the years. And my hat’s off to them. The fact is it was pretty easy. We were looking at some of the same companies that Cytyc was.

When you talk about a due diligence process, we don’t have to do a lot of due diligence on the MammoCyte product when you were after the MammoCyte product or some of the other ones that they went after.

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FINAL TRANSCRIPT

Jun. 20. 2007 / 7:15AM, HOLX - Hologic at Nasdaq Investor Conference

We made a decision strategically about two and a half years ago that we wanted to grow horizontally. But in the vertical markets, we saw R2. We saw Suros. We saw those as chief targets.

We had been after those for several years. And we’re very fortunate to have acquired them. But to be able to grow to a level that we’re the same size as Cytyc I think was certainly critical to us because several years ago we were too small to be able to do something like this.

But all of a sudden, as Pat Sullivan had said, you wake up one morning and you read in the newspaper Cytyc has $163 million in quarterly sales, and so did they. And that was two quarters ago. Now we’re at $181 million and continuing to have a phenomenal growth rate.

So same size companies going after really the same market except that we did not disclose to our constituents several years ago that we were moving horizontally, that we were going to go after companies in the OB/GYN market in gynecological health. We talked about women’s health. But vertically, we see very few opportunities today for us to grow in that area.

So we made the strategic decision to go in that area. And then we became fortunate in that our stock price continued to appreciate. And we became more respected as a player. And when we sat down philosophically, the two companies, we both had the same goal.

We both wanted to be the largest women’s healthcare company because both companies are extremely passionate about what they do, which is a key fabric really of the culture of both companies.

So from a cultural fit, I think it’s an absolutely perfect fit because of the dedication of the Cytyc associates and the dedication of the Hologic associates.

So this is an alignment of resources, an alignment of assets. We don’t have any integration to do. This is a growth story. It’s not a story of we are going in and restructuring anything. Great question.

And with that, I think we can call it a day. Thank you.

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Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.